The Vantagepoint Funds

777 N. Capitol Street N.E.

Washington, D.C. 20002

March 18, 2016

Angela C. Montez

(202) 962-8096

amontez@icmarc.org

VIA EDGAR

Deborah O’Neal-Johnson

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 811-08941 and 333-60789

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), The Vantagepoint Funds (the “Registrant”) respectfully requests the withdrawal of post-effective amendment #62 to the Registration Statement on Form N-1A pursuant to Rule 485(a)(2) under the 1933 Act and amendment #65 under the Investment Company Act of 1940 (the “485(a) Amendment”). The 485(a) Amendment was filed on February 16, 2016 (Accession Number 0001193125-16-465125) for the sole purpose of introducing a new series of the Registrant, the Vantagepoint Emerging Markets Fund (the “New Series”), and would have become effective on May 1, 2016.

The Registrant is requesting the withdrawal of the 485(a) Amendment because the Registrant has decided not to proceed with the offering of shares of the New Series. No securities of the New Series were sold in connection with the 485(a) Amendment.

If you have any questions, or require anything further regarding this filing, please do not hesitate to contact me at the number listed above or Amy W. Pershkow at (202) 263-3336.

Sincerely,

/s/ Angela C. Montez
Angela C. Montez
Secretary
The Vantagepoint Funds